

August 21, 2015

Mr. James E. Cline
Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, VA 22603-8605

      Re: Trex Company, Inc.
               Form 10-K
               Filed February 24, 2015
               File No. 1-14649

Dear Mr. Cline:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Terence O'Brien

                                      Terence O'Brien
                                      Accounting Branch Chief